Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Regency GP LLC:

We have audited the accompanying consolidated balance sheet of Regency GP LP (the “General Partner”) as of December 31, 2006. This consolidated financial statement is the responsibility of the General Partner’s management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The General Partner is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the General Partner’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet presents fairly, in all material respects, the financial position of the General Partner as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/  Deloitte & Touche LLP

Dallas, Texas
March 29, 2007

Regency GP LP

Consolidated Balance Sheet

December 31,
2006
(In thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$9,140
Restricted cash	5,782
Accounts receivable, net of allowance of $181 in 2006 and $169 in 2005	96,993
Related party receivables	755
Assets from risk management activities	2,126
Other current assets	5,279

Total current assets	120,075
Property, plant and equipment:
Gas plants and buildings	103,490
Gathering and transmission systems	529,776
Other property, plant and equipment	73,861
Construction-in-progress	85,277

Total property, plant and equipment	792,404
Less accumulated depreciation	(58,370)

Property, plant and equipment, net	734,034
Other assets:
Intangible assets, net of amortization of $4,676 in 2006 and $2,027 in 2005	76,923
Long-term assets from risk management activities	1,674
Other, net of amortization on debt issuance costs of $946 in 2006 and $305 in 2005	17,212
Investments in unconsolidated subsidiaries	5,616
Goodwill	57,552

Total other assets	158,977
TOTAL ASSETS	$1,013,086

LIABILITIES & PARTNERS’ CAPITAL OR MEMBER INTEREST
Current Liabilities:
Accounts payable and accrued liabilities	$117,254
Related party payables	280
Escrow payable	5,783
Accrued taxes payable	2,758
Liabilities from risk management activities	3,647
Other current liabilities	5,592

Total current liabilities	135,314
Long term liabilities from risk management activities	145
Other long-term liabilities	269
Long-term debt	664,700
Minority interest	208,405
Commitments and contingencies
Partners’ Capital
Limited partner	4,232
General partner	1
Accumulated other comprehensive income	20

Total partners’ capital	4,253
TOTAL LIABILITIES & PARTNERS’ CAPITAL	$1,013,086

See accompanying notes to balance sheet.

Regency GP LP

Notes to the Consolidated Balance Sheet

1.	Organization and Basis of Presentation

Organization of Regency GP LP — Regency GP LP (the “General Partner”) is a Delaware limited partnership formed on September 8, 2005, for the purpose of becoming the General Partner of Regency Energy Partners LP. The General Partner owns a 2 percent general partner interest and incentive distribution rights in Regency Energy Partners LP, a Delaware limited partnership (the “Partnership”). The General Partner’s managing general partner is Regency GP LLC.

Organization of Regency Energy Partners LP — The Partnership was formed on September 8, 2005; on February 3, 2006, in conjunction with its initial public offering of securities (“IPO”), the Partnership’s predecessor, Regency Gas Services LLC (“Predecessor”) was converted to a limited partnership, Regency Gas Services LP (“RGS”) and became a wholly owned subsidiary of the Partnership. The Partnership and its subsidiaries are engaged in the business of gathering, treating, processing, transporting, and marketing natural gas and natural gas liquids (“NGLs”). On August 15, 2006, the Partnership, through RGS, acquired all the outstanding equity of TexStar Field Services, L.P. and its general partner, TexStar GP, LLC (collectively “TexStar”) (the “TexStar Acquisition”), from HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), an affiliate of HM Capital Partners LLC (“HM Capital Partners”). Hicks Muse Equity Fund V, L.P. (“Fund V”) and its affiliates, through HM Capital Partners, control the General Partner. Fund V also indirectly owns approximately 95 percent of, and, through HM Capital Partners, controls HMTF Gas Partners. Because the TexStar Acquisition is a transaction between commonly controlled entities, the Partnership is required to account for the TexStar Acquisition in a manner similar to a pooling of interests.

Basis of Presentation — The General Partner owns a 2 percent general partner interest in the Partnership, which conducts substantially all of the General Partner’s business. The General Partner has no independent operations and no material assets outside those of the Partnership. The number of reconciling items between the consolidated balance sheet and that of the Partnership are few. The most significant difference is that relating to minority interest ownership in the General Partner’s net assets by certain limited partners of the Partnership, and the elimination of the General Partner’s investment in the Partnership. See Note 11 for additional information regarding minority interest.

The accompanying consolidated balance sheet includes the assets, liabilities and partners’ capital of the General Partner.

2.	Summary of Significant Accounting Policies

Use of Estimates — This consolidated balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) which necessarily includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities that exist at the date of the balance sheet. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could be different from those estimates.

Consolidation — The General Partner consolidates the balance sheet of the Partnership with that of the General Partner. This accounting consolidation is required because the General Partner owns 100 percent of the general partner interest in the Partnership, which gives the General Partner the ability to exercise control over the Partnership.

Cash and Cash Equivalents — Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Restricted Cash — Restricted cash of $5,782,000 is held in escrow for environmental remediation projects pursuant to an escrow agreement. A third-party agent invests funds held in escrow in US Treasury securities. Interest earned on the investment is credited to the escrow account.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

Property, Plant and Equipment — Property, plant and equipment is recorded at historical cost of construction or, upon acquisition, the fair value of the assets acquired. Sales or retirements of assets, along with the related accumulated depreciation, are included in operating income unless the disposition is treated as discontinued operations. Gas required to maintain pipeline minimum pressures is capitalized and classified as property, plant, and equipment. Financing costs associated with the construction of larger assets requiring ongoing efforts over a period of time are capitalized. For the year ended December 31, 2006, the Partnership capitalized interest of $511,000. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.

The Partnership assesses long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts exceed the fair value of the assets.

The Partnership accounts for its asset retirement obligations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143 “Accounting for Asset Retirement Obligations” and FIN 47 “Accounting for Conditional Asset Retirement Obligations.” These accounting standards require the Partnership to recognize on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as any similar obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Partnership. While the Partnership is obligated under contractual agreements to remove certain facilities upon their retirement, management is unable reasonably to determine the fair value of such asset retirement obligations as of December 31, 2006 because the settlement dates, or ranges thereof, were indeterminable and could range up to 95 years, and the undiscounted amounts are immaterial. An asset retirement obligation will be recorded in the periods wherein management can reasonably determine the settlement dates.

Depreciation of plant and equipment is recorded on a straight-line basis over the following estimated useful lives.

Useful Lives
Functional Class of Property	(Years)

Gathering and Transmission Systems	5 – 20
Gas Plants and Buildings	15 – 35
Other property, plant and equipment	3 – 10

Intangible Assets — Intangible assets consisting of (i) permits and licenses and (ii) customer contracts are amortized on a straight line basis over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to the Partnership’s future cash flows. The value of the permits and licenses was determined by discounting the income associated with activities that would be lost over the period required to replace these permits and their estimated useful life is fifteen years. The Partnership renegotiated a number of significant customer contracts and the value of customer contracts was determined by using a discounted cash flow model. The estimated useful lives range from three to thirty years.

The Partnership evaluates the carrying value of intangible assets whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In assessing the recoverability, the Partnership compares the carrying value to the undiscounted future cash flows the intangible assets are expected to generate. If the total of the undiscounted future cash flows is less than the carrying amount of the intangible assets, the intangibles are written down to their fair value. The Partnership did not record any impairment in the year ended December 31, 2006.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

Goodwill — Goodwill represents the excess of the purchase price over the fair value of net asset acquired in a business combination. Goodwill is allocated to our two reportable segments, Gathering and Processing and Transportation. Goodwill is not amortized, but is tested for impairment annually based on the carrying values as of December 31, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered. Impairment occurs when the carrying amount of a reporting unit exceeds it fair value. At the time it is determined that an impairment has occurred, the carrying value of the goodwill is written down to its fair value. To estimate the fair value of the reporting units, the Partnership makes estimates and judgments about future cash flows, as well as to revenues, cost of sales, operating and maintenance expenses, capital expenditures and net working capital based on assumptions that are consistent with our most recent forecast.

Investment in Unconsolidated Subsidiaries — Investments in entities for which the Partnership has significant influence over the investee’s operating and financial policies, but less than a controlling interest, are accounted for using the equity method. Under the equity method, the Partnership’s investment in an investee is included in the consolidated balance sheets under the caption investments in unconsolidated subsidiaries and the Partnership’s share of the investee’s earnings or loss is included in the consolidated statements of operations under the caption equity income. All of the Partnership’s investments are subject to periodic impairment review. The impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future use of the investment.

Other Assets, net — Other assets, net primarily consists of debt issuance costs, which are capitalized and amortized to interest expense, net over the life of the related debt.

Gas Imbalances — Quantities of natural gas or NGLs over-delivered or under-delivered related to imbalance agreements are recorded monthly as other current assets or other current liabilities using then current market prices or the weighted average prices of natural gas or NGLs at the plant or system pursuant to imbalance agreements for which settlement prices are not contractually established. Within certain volumetric limits determined at the sole discretion of the creditor, these imbalances are generally settled by deliveries of natural gas. Imbalance receivables and payables as of December 31, 2006 were immaterial.

Risk Management Activities — The Partnership’s net income and cash flows are subject to volatility stemming from changes in market prices such as interest rates, natural gas prices, natural gas liquids prices and processing spreads. The Partnership uses ethane, propane, butane, natural gasoline and crude oil swaps and interest rate swaps to create offsetting positions to specific commodity or interest rate exposures. Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) all derivative financial instruments are recorded in the balance sheet at their fair value. The Partnership records the fair value of derivative financial instruments in the balance sheet as current and long-term assets or liabilities on a net basis by settlement date. For those instruments that qualify for hedge accounting, the accounting treatment depends on each instrument’s intended use and how it is designated. For the Partnership’s derivative financial instruments related to commodities and interest expense that do not qualify for hedge accounting, the change in market value is recorded as a component of net unrealized and realized gain (loss) from risk management activities and interest expense, net, respectively, in the consolidated statements of operations.

The Partnership employs derivative financial instruments in connection with an underlying asset, liability and/or anticipated transaction and not for speculative purposes. Derivative financial instruments qualifying for hedge accounting treatment and in use by the Partnership are cash flow hedges. The Partnership enters into cash flow hedges to hedge the variability in cash flows related to a forecasted transaction. The amounts reported in our consolidated financial statements change quarterly as these estimates are revised to reflect actual results, changes in market conditions or other factors, many of which are beyond our control.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

At inception, the Partnership formally documents the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing correlation and hedge effectiveness. The Partnership also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives are highly effective in offsetting changes in cash flows of the hedged item. Furthermore, the Partnership regularly assesses the creditworthiness of counterparties to manage against the risk of default. If the Partnership determines that a derivative is no longer highly effective as a hedge, it discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings. For cash flow hedges, changes in the derivative fair values, to the extent that the hedges are effective, are recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. Any ineffective portion of a cash flow hedge’s change in value is recognized immediately in earnings.

Minority Interest — Minority interest represents non-controlling ownership interests in the net assets of the Partnership. For financial reporting purposes, the assets and liabilities of the Partnership are consolidated with the General Partner, with limited partners’ interest in the Partnership in the consolidated balance sheet shown as minority interest.

Segments — The Partnership operates and manages its business as two reportable segments: a) gathering and processing, and b) transportation.

Recently Issued Accounting Standards — In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever another standard requires (or permits) assets or liabilities to be measured at fair value. This standard does not expand the use of fair value to any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Partnership is currently evaluating the potential impacts on our financial position, results of operations or cash flows of the adoption of this standard.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” (“SAB 108”) to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires entities to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108, effective as of December 31, 2006 for the Partnership, allows for a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB 108. The adoption of this standard did not have a material impact on our consolidated financial position.

In July 2006, the FASB issued FIN No. 48 “Accounting for Uncertainty in Income Taxes  — An Interpretation of FASB Statement 109”, which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 is not expected to have a material impact on our consolidated financial position.

In January 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of FASB Statement No. 115” (“SFAS 159”), which permits entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the potential impacts on our financial position, results of operations or cash flows of the adoption of this standard.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

3.	Acquisitions and Dispositions

TexStar — On August 15, 2006, the Partnership acquired all the outstanding equity of TexStar by issuing 5,173,189 Class B common units valued at $119,183,000, a cash payment of $62,074,000 and the assumption of $167,652,000 of TexStar’s outstanding bank debt. Because the TexStar Acquisition is a transaction between commonly controlled entities, the Partnership accounted for the TexStar Acquisition in a manner similar to a pooling of interests.

Como — On July 25, 2006, TexStar consummated an Asset Purchase and Sale Agreement dated June 16, 2006 with Valence Midstream, Ltd. and EEC Midstream, Ltd., under which TexStar acquired certain natural gas gathering, treating and processing assets from the other parties thereto for $81,695,000 including transaction costs. The assets acquired consisted of approximately 59 miles of pipelines and certain specified contracts. The Partnership’s purchase price allocation resulted in $18,493,000 being allocated to property, plant and equipment and $63,202,000 being allocated to intangible assets.

4.	Risk Management Activities

The Partnership elected hedge accounting for its ethane, propane, butane and natural gasoline swaps, as well as for its interest rate swaps. These contracts are accounted for as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As of December 31, 2006, the Partnership’s hedging positions accounted for as cash flow hedges reduce exposure to variability of future commodity prices through 2009. The Partnership expects to reclassify $1,065,000 of losses into earnings from other comprehensive income (loss) in the next twelve months. The net fair value of risk management activities was an asset of $8,000 as of December 31, 2006.

Upon the early termination of an interest rate swap in June 2006 with a notional debt amount of $200,000,000 that was effective from April 2007 through March 2009, the Partnership received $3,550,000 in cash from the counterparty. The Partnership issued in a private placement $550,000,000 of senior notes that accrue interest at a fixed rate of 8.375 percent in December 2006, which results in only $50,000,000 remaining outstanding under the credit facility. The Partnership reclassified $2,663,000 from accumulated other comprehensive income (loss) to interest expense, net in December 2006 related to the portion of the forecasted transaction that is probable of not occurring.

In December 2006, the Partnership terminated two interest rate swaps totaling a notional debt amount of $200,000,000 that was effective until March 2007 and received $1,390,000 in cash from the counterparties. Since the forecasted hedge transaction of $150,000,000 floating rate debt is no longer probable of occurring, the Partnership reclassified $1,199,000 from accumulated other comprehensive income (loss) to interest expense, net in December 2006.

5.	Long-term Debt

Obligations in the form of senior notes, and borrowings under the credit facilities are as follows.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

December 31, 2006
(In thousands)

Senior notes	$550,000
Term loans	50,000
Revolving loans	64,700

Total	664,700
Less: current portion	—

Long-term debt	$664,700

Availability
Total Facility Limit	$300,000
Term loans	(50,000)
Revolver loans	(64,700)
Letters of credit	(5,183)

Total	$180,117

Long-term debt maturities as of December 31, 2006 for each of the next five years are as follows.

Amount
(In thousands)

2007	$—
2008	—
2009	—
2010	—
2011	64,700
Thereafter	600,000

Total	$664,700

Senior Notes — On December 12, 2006, the Partnership and Regency Energy Finance Corp. (“Finance Corp”), a wholly-owned subsidiary of RGS, issued $550,000,000 senior notes that mature on December 15, 2013 in a private placement (“Senior Notes”). The Senior Notes bear interest at 8.375 percent and interest is payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2007.

The senior notes and the guarantees are unsecured and rank equally with all of the Partnership’s and the guarantors’ existing and future unsubordinated obligations. The senior notes and the guarantees will be senior in right of payment to any of the Partnership’s and the guarantors’ future obligations that are, by their terms, expressly subordinated in right of payment to the notes and the guarantees (explained below). The senior notes and the guarantees will be effectively subordinated to the Partnership’s and the guarantors’ secured obligations, including the Partnership’s Credit Facility, to the extent of the value of the assets securing such obligations.

The notes are initially guaranteed by each of the Partnership’s current subsidiaries (the Guarantors), except Finance Corp. These note guarantees are the joint and several obligations of the Guarantors. A Guarantor may not sell or otherwise dispose of all or substantially all of its properties or assets if such sale would cause a default under the terms of the senior notes. Events of default include nonpayment of principal or interest when due; failure to make a change of control offer (explained below); failure to comply with reporting requirements according to SEC rules and regulations; and defaults on the payment of obligations under other mortgages or indentures.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

The Partnership may redeem the senior notes, in whole or in part, at any time on or after December 15, 2010, at a redemption price equal to 100 percent of the principal amount thereof, plus a premium declining ratably to par and accrued and unpaid interest and liquidated damages, if any, to the redemption date. At any time before December 15, 2010, the Partnership may redeem some or all of the notes at a redemption price equal to 100 percent of the principal amount plus a make-whole premium, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date. At any time before December 15, 2009, the Partnership may redeem up to 35 percent of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more qualified equity offerings at a redemption price equal to 108.375 percent of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to the redemption date; provided that: (i) at least 65 percent of the aggregate principal amount of the notes remains outstanding immediately after the occurrence of such redemption; and (ii) such redemption occurs within 90 days of the date of the closing of any such qualified equity offering.

Upon a change of control, each holder of notes will be entitled to require us to purchase all or a portion of its notes at a purchase price equal to 101 percent of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of purchase. The Partnership’s ability to purchase the notes upon a change of control will be limited by the terms of the Partnership’s debt agreements, including the Credit Facility.

The senior notes contain covenants that, among other things, limit the Partnership’s ability and the ability of certain of the Partnership’s subsidiaries to: (i) incur additional indebtedness; (ii) pay distributions on, or repurchase or redeem equity interests; (iii) make certain investments; (iv) incur liens; (v) enter into certain types of transactions with affiliates; and (vi) sell assets or consolidate or merge with or into other companies. If the Senior Notes achieve investment grade ratings by both Moody’s and S&P and no default or event of default has occurred and is continuing , the Partnership and its restricted subsidiaries will no longer be subject to many of the foregoing covenants.

The senior notes have a registration rights agreement whereby the Partnership agrees to: (i) file a registration statement within 150 days of the issue date, enabling Senior Notes holders to exchange the privately placed notes for publicly registered exchange notes with substantially the same terms; (ii) use commercially reasonable efforts to cause the registration statement to become effective within 310 days of the issue date; (iii) use commercially reasonable efforts to issue the exchange notes within 30 business days after the registration statement has become effective, unless prohibited by law or SEC policy; and (iv) file a shelf registration statement for the resale of the senior notes if the Partnership cannot consummate the exchange offer within the time period listed above and in certain other circumstances. The Partnership has agreed to pay liquidated damages in the form of additional interest payments, subject to a maximum of one percent per year, to holders of the senior notes under certain circumstances if the Partnership does not comply with its obligations under the registration rights agreement.

Finance Corp. does not have any operations of any kind and will not have any revenue other than as may be incidental as a co-issuer of the senior notes. Since the Partnership has no independent operations, the guarantees are full and unconditional and joint and several and there are no subsidiaries of the Partnership that do not guarantee the senior notes, the Partnership has not included condensed consolidated financial information of guarantors of the senior notes.

Fourth Amended and Restated Credit Agreement — In connection with the TexStar Acquisition, RGS amended and restated its $470,000,000 credit agreement, increasing the facility to $850,000,000 consisting of $600,000,000 in term loans and $250,000,000 in a revolving credit facility. The availability for letters of credit was increased to $100,000,000. RGS has the option to increase the commitments under the revolving credit facility or the term loan facility, or both, by an amount up to $200,000,000 in the aggregate, provided that no event of default has occurred or would result due to such increase, and all other additional conditions for the

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

increase of the commitments set forth in the Fourth Amended and Restated Credit Agreement (“Credit Facility”) have been met.

RGS’ obligations under the Credit Facility are secured by substantially all of the assets of RGS and its subsidiaries and are guaranteed by the Partnership and each such subsidiary. The revolving loans under the facility will mature in five years, and the term loans thereunder will mature in seven years.

Interest on term loan borrowings under the Credit Facility will be calculated, at the option of RGS, at either: (a) a base rate plus an applicable margin of 1.50 percent per annum or (b) an adjusted LIBOR rate plus an applicable margin of 2.50 percent per annum. Interest on revolving loans thereunder will be calculated, at the option of RGS, at either: (a) a base rate plus an applicable margin of 1.00 percent per annum or (b) an adjusted LIBOR rate plus an applicable margin of 2.00 percent per annum. RGS must pay (i) a commitment fee equal to 0.50 percent per annum of the unused portion of the revolving loan commitments, (ii) a participation fee for each revolving lender participating in letters of credit equal to 2.25 percent per annum of the average daily amount of such lender’s letter of credit exposure, and (iii) a fronting fee to the issuing bank of letters of credit equal to 0.125 percent per annum of the average daily amount of the letter of credit exposure.

The Credit Facility contains financial covenants requiring RGS and its subsidiaries to maintain debt to EBITDA and EBITDA to interest expense within certain threshold ratios. At December 31, 2006, RGS and its subsidiaries were in compliance with these covenants.

The Credit Facility restricts the ability of RGS to pay dividends and distributions other than reimbursements of the Partnership for expenses and payment of dividends to the Partnership to the extent of the Partnership’s determination of available cash (so long as no default or event of default has occurred or is continuing). The Credit Facility also contains various covenants that limit (subject to certain exceptions and negotiated baskets), among other things, the ability of RGS (but not the Partnership):

•	to incur indebtedness;

•	to grant liens;

•	to enter into sale and leaseback transactions;

•	to make certain investments, loans and advances;

•	to dissolve or enter into a merger or consolidation;

•	to enter into asset sales or make acquisitions;

•	to enter into transactions with affiliates;

•	to prepay other indebtedness or amend organizational documents or transaction documents (as defined in the Credit Facility);

•	to issue capital stock or create subsidiaries; or

•	to engage in any business other than those businesses in which it was engaged at the time of the effectiveness of the Credit Facility or reasonable extensions thereof.

The outstanding balances of term debt and revolving debt under the Credit Facility bear interest at either LIBOR plus margin or at Alternative Base Rate (equivalent to the US prime lending rate) plus margin, or a combination of both. The weighted average interest rates for the revolving and term loan facilities, including interest rate swap settlements, commitment fees, and amortization of debt issuance costs were 7.70 percent for the year ended December 31, 2006.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

6.	Other Assets

Intangible assets, net — Intangible assets, net consist of the following.

	Permits and	Customer
	Licenses	Contracts	Total
	(In thousands)

Gross balance	$11,900	$69,699	$81,599
Accumulated amortization	(1,653)	(3,023)	(4,676)

Balance at December 31, 2006	$10,247	$66,676	$76,923

The expected amortization of the intangible assets for each of the five succeeding years is as follows.

For the year ending December 31,	Total
(In thousands)

2007	3,923
2008	3,261
2009	3,261
2010	3,261
2011	3,261

Investment in Unconsolidated Subsidiaries — The Partnership has a 50 percent interest in the Palafox Joint Venture (“Palafox”). The Partnership recorded $2,181,000 in investments in unconsolidated subsidiaries for the amount paid for Palafox in excess of its ownership percentage in the underlying net assets. This excess of the investment over the underlying carrying value is being amortized over the estimated useful life of the underlying assets of 20 years. At December 31, 2006, the net unamortized excess of the Partnership’s investments in Palafox was $1,918,000.

Goodwill — Goodwill consists of the following.

	Gathering and
	Processing	Transportation	Total
	(In thousands)

Balance at December 31, 2006	$23,309	$34,243	$57,552

7.	Fair Value of Financial Instruments

The estimated fair value of financial instruments was determined using available market information and valuation methodologies. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term maturities. Restricted cash and related escrow payable approximate fair value due to the relatively short-term settlement period of the escrow payable. Risk management assets and liabilities are carried at fair value. Long-term debt other than the senior notes was comprised of borrowings under which, at December 31, 2006, accrued interest under a floating interest rate structure. Accordingly, the carrying value approximates fair value for the long term debt amounts outstanding. The fixed interest rate for the senior notes was established in December 2006 and accordingly the carrying value approximates fair value as of December 31, 2006.

8.	Commitments and Contingencies

Legal — The Partnership is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and lawsuits in the aggregate will not have a material adverse effect on the business, financial condition, results of operations or cash flows.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

Escrow Payable — At December 31, 2006, $5,783,000 remained in escrow pending the completion by El Paso Field Services, LP (“El Paso”) of environmental remediation projects pursuant to the purchase and sale agreement (“El Paso PSA”) related to the assets in north Louisiana and in the mid-continent area. In the El Paso PSA, El Paso indemnified the Regency LLC Predecessor against losses arising from pre-closing and known environmental liabilities subject to a limit of $84,000,000 and subject to certain deductible limits. Upon completion of a Phase II environmental study, Regency LLC Predecessor notified El Paso of remediation obligations amounting to $1,800,000 with respect to known environmental matters and $3,600,000 with respect to pre-closing environmental liabilities. Upon satisfactory completion of the remediation by El Paso, the amount held in escrow will be released. These contractual rights of Regency LLC Predecessor were continued by the Partnership unaffected by the HM Capital Transaction and the Partnership’s IPO.

Environmental — Waha Phase I. A Phase I environmental study was performed on the Waha assets in connection with the pre-acquisition due diligence process in 2004. Most of the identified environmental contamination had either been remediated or was being remediated by the previous owners or operators of the properties. The estimated potential environmental remediation costs at specific locations were $1,900,000 to $3,100,000. No governmental agency has required that the Partnership undertakes these remediation efforts. Management believes that the likelihood that it will be liable for any significant potential remediation liabilities identified in the study is remote. Separately, the Partnership acquired an environmental pollution liability insurance policy in connection with the acquisition to cover any undetected or unknown pollution discovered in the future. The policy covers clean-up costs and damages to third parties, and has a 10-year term (expiring 2014) with a $10,000,000 limit subject to certain deductibles.

TCEQ Notice of Enforcement — In November 2004, the Texas Commission on Environmental Quality, or TCEQ, sent a Notice of Enforcement, or NOE, to the Regency LLC Predecessor relating to the operation of the Waha processing plant in 2001 before it was acquired by us. Regency LLC Predecessor settled this NOE with the TCEQ in November 2005.

Regardless of the allegations in the NOE, the air emissions at the Waha processing plant would have been considered “grandfathered;” and therefore not subject to more stringent emission limitations, only until 2007. In anticipation of the expiration of the facility’s “grandfathered” status and regardless of the outcome of the NOE, in February 2005 we submitted an application to the TCEQ for a state air permit for the Waha plant predicated on the use of acid gas reinjection for air emission control and, after completion of the well and facilities, the reinjection of the previously emitted gases. That permit has been issued and requires completion of construction of the well and facilities by the end of February 2007. The well was completed in March 2007 pursuant to an extension granted by the TCEQ. The capital expenditures relating to the well and facilities were $6,500,000.

9.	Related Party Transactions

Concurrent with the closing of the Partnership’s IPO, the Partnership paid $9,000,000 to an affiliate of HM Capital Partners to terminate a management services contract with a remaining tenor of 9 years. In connection with the acquisition of TexStar, the Partnership paid $3,542,000 to terminate TexStar’s management services contract.

The employees operating the assets of the Partnership and its subsidiaries and all those providing staff or support services are employees of Regency GP LLC, the Partnership’s managing general partner. Pursuant to the Partnership Agreement, the managing general partner receives a monthly reimbursement for all direct and indirect expenses that it incurs on behalf of the Partnership. Reimbursements of $16,789,000 were recorded in the Partnership’s financial statements during the year ended December 31, 2006 as operating and maintenance expenses or general and administrative expenses, as appropriate.

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

The Partnership made cash distributions of $20,139,000 during the year ended December 31, 2006 to HM Capital Partners and affiliates as a result of their ownership of a portion of the Partnership’s common and subordinated units, and their ownership of the general partner interest.

Of the related party receivables on the consolidated balance sheet, $386,000 relates to amounts owed by BlackBrush Oil & Gas, LP, an affiliate of HMTF Gas Partners, for compression and transportation services. The remaining related party receivables include $190,000 for audit expenses incurred on behalf of HM Capital in connection with the Partnership’s acquisition of TexStar, and $179,000 of equity offering costs allocable to HM Capital.

TexStar paid a transaction fee in the amount of $1,200,000 to an affiliate of HM Capital Partners upon completing its acquisition of the Como Assets. This amount was capitalized as a part of the purchase price.

10.	Segment Information

The Partnership has two reportable segments: i) gathering and processing and ii) transportation. Gathering and processing involves the collection of raw natural gas from producer wells across the five operating regions, which now includes the Partnership’s TexStar acquisition, aggregated for segment reporting purposes, and transporting it to a treating plant where water and other impurities such as hydrogen sulfide and carbon dioxide are removed. Treated gas then goes through further processing to remove the natural gas liquids. The treated and processed natural gas then is transported to market, separately from the natural gas liquids. The gathering and processing segment also includes its NGL marketing business. The Partnership aggregates the results of its gathering and processing activities across five geographic regions into a single reporting segment.

The transportation segment uses pipelines to move natural gas from processing plants to interconnections with larger pipelines or to trading hubs. The Partnership performs transportation services for shipping customers under firm or interruptible arrangements. In either case, revenues are primarily fee based and involve minimal direct exposure to commodity price fluctuations. The Partnership also purchases natural gas at the inlets to the pipeline and sells this gas at its outlets. The north Louisiana intrastate pipeline operated by this segment serves the Partnership’s gathering and processing facilities in the same area, which create the intersegment revenues.

Amounts related to the consolidated balance sheet for each segment as of December 31, 2006, are shown below.

	Gathering and
	Processing	Transportation	Corporate	Eliminations	Total
	(In thousands)

Total assets	648,116	316,038	48,932	—	1,013,086
Investments in Unconsolidated Subsidiaries	5,616	—	—	—	5,616

11.	Minority Interest

Minority interest represents non-controlling ownership interests in the net assets of the Partnership. The minority interest attributable to the limited partners of the Partnership consists of common units of the

Regency GP LP

Notes to the Consolidated Balance Sheet — (Continued)

Partnership held by the public and private investments in the Partnership. The following table shows the components of minority interest at December 31, 2006:

Amount
(In thousands)

Affiliates	$115,040
Non-affiliates	93,365

Total	$208,405

12.	Subsequent Event

Effective February 1, 2007, the Partnership acquired the remaining 50 percent interest in the Palafox Joint Venture for $5,000,000.